Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 18, 2011
Relating to Preliminary Prospectus dated November 10, 2011
Registration Statement No. 333-174248

4,920,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated November 10, 2011 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-174248) relating to these securities (the “Registration Statement”).  The Registration Statement was declared effective on November 14, 2011. The Preliminary Prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1490930/000114420411063033/v239710_s1a.htm.

The following information supplements and updates the information in the Preliminary Prospectus, and primarily relates to a decrease in the offering price, a decrease in the number of shares offered, a consequent reduction in the estimated net proceeds, an indication of interest by certain of our existing principal shareholders in purchasing common stock in this offering, and a modification in the amount of the unallocated expense allowance.

Common stock offered by us:	4,920,000 shares

Over-allotment option:	738,000 shares

Common stock to be outstanding after the offering:	39,500,993 shares (excludes shares covered by over-allotment option)

Initial public offering price:	$8.50 per share

Net proceeds to us:	Approximately $38.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of over-allotment option).

Use of proceeds:
As disclosed in the Preliminary Prospectus, we intend to use the net proceeds from this offering (i) to facilitate our growth strategy by, among other things, advancing our development and production of animated and VFX-driven feature films and building our for-profit education business through development of the Digital Domain Institute, to the extent not funded from third-party sources as we currently anticipate, as well as (ii) for working capital and other general corporate purposes.

Pro forma as adjusted balance sheet data:
Based on the initial public offering price of $8.50 per share, as of June 30, 2011, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $64.2 million, working capital would have been approximately $27.9 million, total assets would have been approximately $227.3 million and total stockholders’ equity would have been approximately $77.1 million.

Pro forma as adjusted capitalization:
Based on the initial public offering price of $8.50 per share, as of June 30, 2011, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $255.9 million, total stockholders’ equity would have been approximately $77.1 million and total capitalization would have been approximately $122.1 million.

Potential purchases by principal shareholders:
John C. Textor, who is our Chief Executive Officer and the Chairman of our Board of Directors, Jonathan Teaford, who is our Chief Financial Officer and a member of our Board of Directors, and their affiliated entities have indicated an interest in purchasing an aggregate of up to approximately $10.5 million in shares of common stock in this offering at the initial public offering price. Based on the initial public offering price of $8.50 per share, these shareholders would purchase up to approximately 1,235,294 of the 4,920,000 shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, these shareholders may elect not to purchase any shares in this offering.

Future capital requirements:
We expect that the net proceeds from this offering and our existing cash and cash equivalents, in conjunction with other anticipated sources of revenue, will be sufficient to fund our operations and capital requirements, including payment obligations under our outstanding debt, for the next 12 to 24 months. However, changing circumstances may cause us to expend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.

Unallocated Expense Allowance Payable to Underwriters:	As described in the Preliminary Prospectus, we were to pay the underwriters a $250,000 unallocated expense allowance; the underwriters have agreed to reduce the amount of this allowance to $50,000.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-(800) 678-9147.